UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               GENAERA CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.002 Per Share
                         (Title of Class of Securities)


                                    36867G100
                      (CUSIP Number of Class of Securities)


                                Norman Schleifer
                               Merlin BioMed Group
                           230 Park Avenue, Suite 928
                            New York, New York 10169
                                 (646) 227-5200

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Spencer D. Klein, Esq.
                              Richard Metsch, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                November 21, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [__].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED GROUP, L.L.C.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             1,130,100*
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       1,130,100*
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,130,100 shares of Common Stock*

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   3.4%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

* Merlin BioMed Group, L.L.C. ("MBG") is the general partner of Merlin BioMed, L.P. ("MBLP"), Merlin BioMed II, L.P. ("MBII") and Merlin BioMed III, L.P. ("MBIII"). As general partner, MBG has the shared power to vote or direct the vote and to dispose or direct the disposition of all 1,130,100 shares of Common Stock owned by MBLP, MBII and MBIII. MBG disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that MBG is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED INVESTMENT ADVISORS, L.L.C. (on behalf of six managed accounts)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             1,649,900*
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       1,649,900*
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,649,900 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   5.0%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          IA

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             670,900
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       670,900
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          670,900 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   2.0%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED II, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             297,600
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       297,600
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          297,600 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   0.9%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          MERLIN BIOMED III, L.P.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             161,600
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              -0-
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       161,600
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          161,600 shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   0.5%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------

CUSIP No.         36867G100

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          STUART T. WEISBROD

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     |X|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             200,000
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
  OWNED BY             3,080,000*
    EACH        ----------------------------------------------------------------
  REPORTING     9      Sole Dispositive Power
   PERSON              200,000
    WITH        ----------------------------------------------------------------
                10     Shared Dispositive Power
                       3,080,000*
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,000* shares of Common Stock

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.4%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          IN

--------------------------------------------------------------------------------

--------------------------
* The 3,080,000 shares of Common Stock include 70,000 shares of Common Stock held by Stuart T. Weisbrod's two children, 10,000 shares held by his wife and 20,000 shares held by the Merlin BioMed Investment Advisors 401k Plan, for which Stuart T. Weisbrod is co-trustee. Stuart T. Weisbrod disclaims beneficial ownership of all shares of Common Stock except for 200,000 shares of Common Stock, and the filing of this Statement shall not be construed as an admission that Stuart T. Weisbrod is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock of the Issuer covered by this Statement except for 200,000 shares of Common Stock.

              This Amendment No. 1 (this "First Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 16, 2001 (the "Schedule 13D") jointly by Merlin BioMed Group, L.L.C., a Delaware limited liability company ("MBG"), Merlin BioMed Investment Advisors, L.L.C., a Delaware limited liability company (on behalf of six managed accounts), Merlin BioMed, L.P., a Delaware limited partnership, Merlin BioMed II, L.P., a Delaware limited partnership, Merlin BioMed III, L.P., a Delaware limited partnership, and Stuart T. Weisbrod, and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $0.001 per share (the "Common Stock"), of Genaera Corporation, a Delaware Corporation (the "Issuer"). Capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

              Item 4.               Purpose of Transaction.

              Item 4 is hereby amended by adding the following paragraph to the end thereof:

              On November 21, 2001, MBG sent a letter to the Board of Directors of the Issuer. A copy of the letter is attached as Exhibit B and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

              Item 7 is hereby amended by adding the following paragraph to the end thereof:

              Exhibit  B.  Letter  to  the  Board  of   Directors   of  Genaera
Corporation.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   MERLIN  BIOMED  GROUP,  L.L.C

                   /s/  Stuart  T.  Weisbrod
                   ---------------------------
                   Name:  Stuart T. Weisbrod
                   Title: Managing  Member

                   MERLIN  BIOMED  INVESTMENT  ADVISORS,  L.L.C

                   /s/  Stuart  T.  Weisbrod
                   ---------------------------
                   Name:  Stuart  T.  Weisbrod
                   Title: Managing Member

                   MERLIN BIOMED, L.P.

                   /s/ Stuart T. Weisbrod
                   ------------------------
                   Name:  Stuart T. Weisbrod
                   Title: Managing Member of General Partner

                   MERLIN BIOMED II, L.P.

                   /s/ Stuart T. Weisbrod
                   -------------------------
                   Name:  Stuart T. Weisbrod
                   Title: Managing Member of General Partner

                   MERLIN BIOMED III, L.P.

                   /s/  Stuart  T.  Weisbrod
                   ---------------------------
                   Name:  Stuart T. Weisbrod
                   Title: Managing Member of General Partner

                   /s/ Stuart T. Weisbrod
                   ---------------------------
                   Stuart T. Weisbrod

                   Date: November 21, 2001

                                    Exhibit B



                           [Merlin BioMed letterhead]



                                November 21, 2001


VIA FAX AND FED EX

The Board of Directors
Genaera Corporation
5110 Campus Drive
Plymouth Meeting, Pennsylvania  19462

Gentlemen:
                  As you know, Merlin Biomed Group and its affiliates are the beneficial owners of approximately 9.4% of the common stock of Genaera Corporation. As a result, we are one of Genaera's largest stockholders, with a significant interest in the success of the company.

                  As a result, we were quite dismayed to learn that you had authorized the filing of a shelf registration statement with the SEC for the registration of $50 million of common stock or other equity securities of the company. We see no reasonable basis for believing that an offering at this time is in the best interests of the company or its shareholders. In fact, as I have indicated to CEO Roy Levitt on numerous occasions, Merlin BioMed Group strongly believes that the potential of Genaera's product portfolio should not be diluted by raising equity before corporate milestones are reached. If present management does not feel confident that they can raise funds through overseas corporate partnering or at potentially higher valuations after product development milestones are reached, we believe that management should be replaced.

                  Accordingly, we request that the board immediately reconsider this ill-advised decision. We are available to speak with you regarding this matter at your convenience.


                                            Very truly Very truly yours,


                                            MERLIN BIOMED GROUP L.L.C.



                                            By: /s/ Stuart T. Weisbrod
                                            ------------------------------
                                            Name: Stuart T. Weisbrod
                                            Title: Managing Member